Exhibit 99.1

RADCOM LTD.

NOTICE OF 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2022 Annual General Meeting of Shareholders (the “Meeting”) of RADCOM Ltd. will be held on Thursday, July 21, 2022, at 4:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel 6971920.

Throughout this Notice of Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as “RADCOM,” “we,” “us,” “our,” “the Company” and “our company” to refer to RADCOM Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

(1)    To re-elect Ms. Rachel (Heli) Bennun, Mr. Matty Karp and Ms. Mirella Kuvent as directors and to approve the compensation payable to them, as described in the accompanying Proxy Statement;

(2)    To approve the Long Term Directors Equity Grant Scheme;

(3)    To approve the grant of equity to our Chief Executive Officer;

(4)    To re-approve our Previously Approved Compensation Policy;

(5)    To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors until the next annual general meeting of shareholders, and to authorize the Audit Committee of our Board of Directors to fix their remuneration for the fiscal year ending December 31, 2022;

(6)    To present and discuss our consolidated financial statements for the year ended December 31, 2021; and

(7)    To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in the enclosed proxy statement, which we urge you to read in its entirety. As more fully described in the proxy statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than June 23, 2022. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

The Board of Directors recommends a vote “FOR” approval of all matters to be voted upon at the Meeting.

Shareholders of record at the close of business on June 21, 2022 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of our Amended and Restated Articles of Association, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names are recorded in our Register of Shareholders.

In accordance with the Israeli Companies Law, 5759-1999, and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting, to our Chief Financial Officer at the following address: RADCOM Ltd., 24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel, Attention: Chief Financial Officer, or by facsimile to +972-3-6474681 no later than July 11, 2022. Any appropriate position statement received will be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

By Order of the Board of Directors,
/s/ Rachel (Heli) Bennun
Executive Chairman of the Board of Directors

Dated: June 16, 2022

Our audited financial statements for the fiscal year ended December 31, 2021, are not a part of the proxy solicitation material, but were filed together with our Annual Report on Form 20-F, which was filed on March 29, 2022, with the SEC, and is available on the SEC’s website at www.sec.gov and on our website at www.radcom.com.

RADCOM LTD.

24 RAOUL WALLENBERG STREET
TEL AVIV 6971920, ISRAEL

PROXY STATEMENT

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of our ordinary shares, NIS 0.20 nominal value (“Ordinary Shares”), in connection with the solicitation by our Board of Directors (“Board of Directors”) of proxies for use at the 2022 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2022 Annual General Meeting of Shareholders. The Meeting will be held on Thursday, July 21, 2022 at 4:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

Throughout this Proxy Statement, we use terms such as “RADCOM,” “we,” “us,” “our,” “the Company” and “our company” to refer to RADCOM Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

(1)    To re-elect Ms. Rachel (Heli) Bennun, Mr. Matty Karp and Ms. Mirella Kuvent as directors and to approve the compensation payable to them, as described below;

(2)    To approve the Long Term Directors Equity Grant Scheme;

(3)    To approve the grant of equity to our Chief Executive Officer;

(4)    To re-approve our Previously Approved Compensation Policy;

(5)    To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors until the next annual general meeting of shareholders, and to authorize the Audit Committee of our Board of Directors to fix their remuneration for the fiscal year ending December 31, 2022;

(6)    To present and discuss our consolidated financial statements for the year ended December 31, 2021; and

(7)    To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in this proxy statement, which we urge you to read in its entirety. As more fully described in this proxy statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than June 23, 2022. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

You may elect to vote your Ordinary Shares once, either by attending the Meeting in person or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. You may revoke the authority granted by your execution of proxies at any time before the exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Proxies must be received no later than forty-eight (48) hours prior to the time fixed for the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by our Board of Directors (the “Board”). Only shareholders of record as of the close of business on June 21, 2022 (the “Record Date”), will be entitled to vote at the Meeting and any adjournments or postponements thereof. Proxies will be mailed to shareholders on or about June 24, 2022, and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation in connection therewith, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost of external proxy solicitors (if any) and other costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

If your Ordinary Shares are held in “street name” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted.

Position Statements

In accordance with the Israeli Companies Law, 5759-1999 and regulations promulgated thereunder (together, the “Companies Law”), any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting, to our Chief Financial Officer at the following address: RADCOM Ltd., 24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel, Attention: Chief Financial Officer, or by facsimile to +972-3-6474681 no later than July 11, 2022. Any appropriate position statement received will be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

OUTSTANDING VOTING SECURITIES AND QUORUM

On May 31, 2022, we had 14,485,790 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third (1/3) of our voting power, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any two (2) holders of Ordinary Shares present in person or by proxy, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of May 31, 2022, by:

•        each person or entity known by us to own beneficially more than 5% of our outstanding Ordinary Shares;

•        each of our directors and executive officers individually; and

•        each of our executive officers and directors as a group.

The beneficial ownership of Ordinary Shares is determined in accordance with the SEC rules and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of May 31, 2022, and restricted share units (“RSUs”) that vest within 60 days of May 31, 2022, to be outstanding and to be beneficially owned by the person holding the options or RSUs for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 14,485,790 Ordinary Shares outstanding as of May 31, 2022.

The information presented below is based on information provided to us by the directors, officers, and shareholders or disclosed by any of them in public filings with the SEC. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares.

Except for Mr. Zohar Zisapel, none of our executive officers or directors beneficially owns 1% or more of our outstanding Ordinary Shares.

As of May 31, 2022, our Ordinary Shares had a total of 16 holders of record, of which 9 were registered with addresses in the United States. We believe that the number of beneficial owners of our shares is substantially greater than the number of record holders, because a large portion of our Ordinary Shares is held of record in broker “street name”.

Name	Number of Ordinary Shares beneficially owned(1)		Percentage of Outstanding Ordinary Shares beneficially owned(2)
Principal Shareholders
Zohar Zisapel	2,897,732	(3)	20.0%
Yelin Lapidot Holdings Management Ltd.	1,629,243	(4)	11.3%
Lynrock Lake LP	1,475,318	(5)	10.2%
Directors and Officers, except for Zohar Zisapel
Rachel (Heli) Bennun	*		*
Matty Karp	*		*
Mirella Kuvent	*		*
Oren Most	*		*
Yaron Ravkaie	*		*
Rami Schwartz	*		*
Eyal Harari	*		*
Hadar Rahav	*		*
Hilik Itman	*		*
Rami Amit	*		*

All directors and executive officers as a group, except for Zohar Zisapel (10 persons)	171,457	(6)	1.2%

____________

*        less than 1%

(1)      Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person.

(2)      The percentage of outstanding Ordinary Shares is based on 14,485,790 Ordinary Shares outstanding as of May 31, 2022. The number of outstanding Ordinary Shares does not include 5,189 Ordinary Shares held by RADCOM, Inc., a wholly owned subsidiary and 30,843 Ordinary Shares that were repurchased by us.

(3)      Includes (i) 2,332,185 Ordinary Shares held by Mr. Zohar Zisapel, (ii) 299,416 Ordinary Shares held by Michael & Klil Holdings (93) Ltd., an Israeli company, wholly owned by Mr. Zohar Zisapel, (iii) 242,731 Ordinary Shares held by Lomsha Ltd., an Israeli company wholly owned by Mr. Zohar Zisapel, and (iv) 23,400 Ordinary Shares issuable upon exercise of options, currently exercisable or exercisable within 60 days of May 31, 2022. Mr. Zohar Zisapel’s brother, Mr. Yehuda Zisapel, may be deemed the beneficial owner of 344,809 Ordinary Shares. Additionally, Mr. Zohar Zisapel’s life partner and Executive Chairman of the Company’s Board of Directors, Ms. Heli Bennun, holds 17,336 Ordinary Shares, and 1,832 RSUs which shall vest within 60 days of May 31, 2022. Mr. Zohar Zisapel disclaims beneficial ownership of the Ordinary Shares held by Mr. Yehuda Zisapel and by Ms. Heli Bennun. This information is based on information provided to the Company by Mr. Zohar Zisapel.

(4)      Based on a Schedule 13G/A filed with the SEC on February 7, 2022. Includes 781,250 Ordinary Shares beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. and 847,993 Ordinary Shares beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd., each of which a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. (each a “Yelin Lapidot Holder”). Each of Dov Yelin and Yair Lapidot owns 24.4% of the share capital and 25.0% of the voting rights of Yelin Lapidot Holdings Ltd. The address of each of the Yelin Lapidot Holders and each of Messrs. Yelin and Lapidot is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel. Each of the Yelin Lapidot Holders and Messrs. Yelin and Lapidot and is a resident of Israel.

(5)      Based on a Schedule 13G/A filed with the SEC on May 10, 2022. Includes 1,475,318 Ordinary Shares held by Lynrock Lake LP (the “Investment Manager”), the investment manager of Lynrock Lake Master Fund LP. Pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Lake Master Fund LP. Cynthia Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Company held by Lynrock Lake Master Fund LP. The address of each of Cynthia Paul, Lynrock Lake Partners LLC, and Lynrock Lake LP is 2 International Drive, Suite 130 Rye Brook, NY 10573.

(6)      Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding Ordinary Shares, including options held by each such party, which are vested or shall become vested within 60 days of May 31, 2022, and have, therefore, not been separately disclosed. The number of shares is comprised of 158,565 Ordinary Shares, 8,000 Ordinary Shares issuable upon exercise of options exercisable within 60 days of May 31, 2022, and 4,892 RSUs that will vest within 60 days of May 31, 2022.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2021, please see “Item 6. Directors, Senior Management and Employees — B. Compensation” in our Annual Report on Form 20-F, which was filed on March 29, 2022, with the SEC.

ITEM 1 — RE-ELECTION OF DIRECTORS AND APPROVAL OF THE
COMPENSATION PAYABLE TO THEM

Our Board is comprised of Rachel (Heli) Bennun (Executive Chairman), and our non-executive directors: Matty Karp, Mirella Kuvent, Oren Most, Yaron Ravkaie, Rami Schwartz and Zohar Zisapel. Our directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board until the first meeting of the shareholders thereafter. Ms. Bennun, Mr. Karp, Mr. Zisapel and Ms. Kuvent were elected to serve on our Board at our annual general meeting of shareholders which took place in July 2019 (“2019 AGM”). Mr. Schwartz and Mr. Most were elected to serve on our Board at our annual general meeting of shareholders which took place in July 2021 (“2021 AGM”). Mr. Zisapel and Ms. Kuvent were re-elected and Mr. Ravkaie was first elected to serve on our Board at our annual general meeting of shareholders which took place in July 2020 (“2020 AGM”). The term of service as directors of each of Ms. Bennun, Mr. Karp and Ms. Kuvent will expire on the date of the Meeting. The term of office of each of Mr. Zisapel and Mr. Ravkaie will expire at our annual general meeting of shareholders to be held in 2023. The term of office of each of Mr. Most and Mr. Schwartz will expire at our annual general meeting of shareholders to be held in 2024. Our Board has determined that each of Mr. Matty Karp, Ms. Mirella Kuvent, Mr. Oren Most and Mr. Rami Schwartz qualified to serve as an independent director under the Nasdaq Stock Market Rules.

Under the Companies Law, a public company incorporated under the laws of the State of Israel must elect at least two external directors. However, pursuant to an exemption provided under section 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000 (the “Exemption”), a public company with securities listed on certain foreign exchanges, including Nasdaq, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the election of independent directors and composition of audit and compensation committees and has no controlling shareholder, such as RADCOM, is exempt from the requirement to elect external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law. On July 31, 2019, our Board adopted the Exemption.

At the Meeting, you will be asked to re-elect each of Ms. Bennun, Ms. Kuvent and Mr. Karp to serve as members of our Board. If re-elected, each of Ms. Bennun and Mr. Karp will hold office until the third annual general meeting following the Meeting and Ms. Kuvent will hold office until the first annual general meeting following the Meeting. In addition, if re-elected, Ms. Kuvent and Mr. Karp will be entitled to receive, as was previously approved with respect to other non-executive directors, an annual cash compensation in the amount of NIS 52,000 per year (approximately $15,580), a per meeting fee in the amount of NIS 2,000 (approximately $600) for board and committee meetings (“Per Meeting Fee”) and 40% of the Per Meeting Fee for each resolution adopted in writing in lieu of a meeting (the “Non-Executive Compensation”).

If re-elected, Ms. Bennun shall be entitled to receive a fixed monthly service fee in the amount of NIS 33,000 (approximately $9,890) plus social benefits in accordance with applicable laws (the “Executive Chairman Compensation”). Ms. Bennun may also be eligible to receive an annual bonus with regard to special activities, as shall be determined by the Compensation Committee and the Board, which shall not exceed the sum of 150% of the Executive Chairman Compensation.

The amounts of the Non-Executive Compensation are consistent with the amounts paid to all other non-executive serving directors in the Company and the terms were approved by shareholders at the 2020 AGM.

Each of the Compensation Committee and Board determined that the proposed compensation is within the limitations set forth in our Compensation Policy.

In addition to the cash compensation, if re-elected, the nominees will be entitled to receive the equity compensation described under Item 2 (if such Item is approved).

Each director will hold office until his or her successor shall have duly taken office, unless his or her office is vacated earlier under any relevant provision of our Amended and Restated Articles of Association.

Set forth below is a brief biography of each nominee to serve as our director, based upon our records and information furnished to us by such nominee.

Ms. Rachel (Heli) Bennun has served as a director since December 2012 and was appointed as the Executive Chairman of our Board of Directors in September 2015. In addition, Ms. Bennun has served as a consultant to the Company’s management since January 2012. Ms. Bennun has also served as a director of Electreon Wireless (TASE:ELWS) since March 2021. Ms. Bennun has over 25 years of professional experience in hi-tech companies. Ms. Bennun co-founded Arel Communications & Software Ltd. (formerly Nasdaq: ARLC) in 1988, a company focused on offering integrated video, audio and data-enabled conferencing solutions, including real time Interactive Distance Learning, and served as CEO, CFO, and director, leading the company to its initial public offering on Nasdaq in 1994. Ms. Bennun also co-founded ArelNet Ltd. (formerly TASE: ARNT), a pioneer in the field of Voice over IP, and served as CEO and as a director, leading the company to its initial public offering on TASE and until its acquisition by Airspan Network Inc. Ms. Bennun has also served as CEO and director of OrganiTech USA, Inc. (PINK: ORGT), a pioneer in the cleantech industry. Ms. Bennun holds a M.Sc. and a B.Sc. in Industrial and Management Engineering from Ben-Gurion University.

Mr. Matty Karp has served as a director since December 2009. From 1996 to 2015, he was the managing partner of Concord Ventures, an Israeli venture capital fund focused on Israeli early-stage technology companies, which he co-founded in 1997. From 2007 to 2008, he served as the Chairman of Israel Growth Partners Acquisition Corp. From 1994 to 1999, he served as the Chief Executive Officer of Kardan Technologies, a technology investment company, and continued to serve as a director until October 2001. From 1994 to 1997, he served as the President of Nitzanim Venture Fund, an Israeli venture capital fund focused on early-stage high technology companies. From 1987 to 1994, he served in numerous positions at Elbit Systems Ltd. (Nasdaq and TASE: ESLT). Mr. Karp has served as a director of a number of companies, including: Elta Ltd.; Galileo Technology, which was acquired by Marvell Technology Group (Nasdaq: MRVL); Accord Networks which was acquired by Polycom (Nasdaq: PLCM); Saifun Semiconductors, which merged with Spansion, and El Al Israel Airlines (TASE: ELAL). Mr. Karp received a B.Sc., cum laude, in Electrical Engineering from the Technion — Israel Institute of Technology and is a graduate of the Harvard Business School Advanced Management Program.

Ms. Mirella Kuvent has served as a director since July 2019. Ms. Kuvent served as an external director and member of the risk management and audit committees for Diners Club Israel Ltd. and Diners Finance Ltd from 2018 until 2021. Ms. Kuvent has also served as an external director to Ham-Let (Israel Canada) Ltd. from 2007 to 2013 and for the Company for the Reconstruction and Development of the Jewish Quarter in the Old City of Jerusalem Ltd. from 2014 to 2017 and has been a member of finance committees, audit committees and compensation committees, having also served as chair of an audit committee. Ms. Kuvent also has extensive experience in senior commercial, marketing and business development roles with technology companies offering solutions to communications services providers as well as with a large communication services company. Ms. Kuvent holds a B.A. in business administration from Fundação Getúlio Vargas and an M.B.A. from the Hebrew University of Jerusalem.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-election of the director set forth above, where each nominee will be voted on separately.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting, as three separate resolutions:

“RESOLVED, that Ms. Rachel (Heli) Bennun be and hereby is re-elected to serve as a member of our Board of Directors until the third annual general meeting following the Meeting, effective immediately, and the Executive Chairman Compensation payable to her be and is hereby approved.”

“RESOLVED, that Mr. Matty Karp be and hereby is re-elected to serve as a member of our Board of Directors until the third annual general meeting following the Meeting, effective immediately, and the Non-Executive Compensation payable to him be and is hereby approved.”

“RESOLVED, that Ms. Mirella Kuvent be and hereby is re-elected to serve as a member of our Board of Directors until the first annual general meeting following the Meeting, effective immediately, and the Non-Executive Compensation payable to her be and is hereby approved.”

The Board recommends a vote “FOR” approval of each of the proposed resolutions.

ITEM 2 — TO APPROVE THE LONG TERM DIRECTORS EQUITY GRANT SCHEME

Under the Companies Law, arrangements regarding the compensation of a director in a public company require the approval of the company’s compensation committee, board and shareholders, in that order. The proposed compensation to our directors as described below, was approved by our Compensation Committee and Board (subject to shareholders’ approval). In making their determination, each of the Compensation Committee and Board determined that the proposed compensation is within the limitations set forth in our Compensation Policy. Our Compensation Committee and Board approved the proposed compensation as they believe that the proposed compensation would serve as an appropriate long-term retention and performance incentive to advance the objectives of the Company, including its long-term strategy.

At the Meeting you will be asked to approve a three-year scheme for equity grant to directors (the “Long Term Directors Equity Grant Scheme”) as follows:

•        Non-executive directors shall be granted with such amount of RSUs for a three-year period (the “Grant”), reflecting 5,200 RSUs annually, where the Grant vests in thirty-six (36) equal monthly installments commencing on the date of the Meeting. Any unvested RSUs shall expire on the date the directors cease to serve as directors.

•        The Executive Chairman of the Board shall be granted with such amount of RSUs for a three-year period (the “Executive Grant”), reflecting 15,600 RSUs annually, where the Executive Grant vests in thirty-six (36) equal monthly installments commencing on the date of the Meeting. Any unvested RSUs shall expire on the date the Executive Chairman of the Board ceases to serve as such.

In the case of Ms. Bennun, Ms. Kuvent and Mr. Karp, approval of the grants to be made in accordance with the Long Term Directors Equity Grant Scheme is subject to their re-election.

Acting directors who have received prior grants of RSUs that are not yet vested shall receive such additional number of RSUs so that they have the number of RSUs and related terms as set forth in the Long Term Directors Equity Grant Scheme above.

For more information regarding equity issued under our 2013 Share Option Plan, see “Item 6. Directors, Senior Management and Employees — B. Compensation” in our Annual Report on Form 20-F, which was filed with the SEC on March 29, 2022.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the grant of equity to each director set forth above, where each grant will be voted on separately.

Proposed Resolutions

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Long Term Directors Equity Grant Scheme be and hereby is approved.”

The Board recommends a vote “FOR” approval of the proposed resolution.

ITEM 3 — APPROVAL OF A GRANT OF EQUITY TO
OUR CHIEF EXECUTIVE OFFICER, MR. EYAL HARARI

Under the Companies Law, arrangements regarding the compensation of a Chief Executive Officer of a public company require the approval of the company’s compensation committee, Board and shareholders, in that order. The proposed equity grant to our Chief Executive Officer (the “CEO Grant”), as described below, has been approved in February 2022 by our Compensation Committee and Board (subject to shareholders’ approval). In making their determination, each of the Compensation Committee and Board determined that the CEO Grant is within the limitations set forth in our Compensation Policy, subject to its approval under Item 4. Our Compensation Committee and Board approved the CEO Grant as they believe that, together with Mr. Harari’s existing compensation arrangements with us, the proposed grant would serve as an appropriate long-term retention and performance incentive to advance the objectives of the Company, including its long-term strategy.

At the Meeting you will be asked to approve an equity grant of 60,000 RSUs to our Chief Executive Officer, Mr. Harari. An amount of 50,000 RSUs will vest over four years in equal quarterly installments, commencing on the date our Board initially approved the grant of RSUs to Mr. Harari which was on February 23, 2022 (the “Grant Board Approval Date”). An additional amount of 10,000 RSUs will vest over two years in equal quarterly installments, commencing on the Grant Board Approval Date. Unvested RSUs will expire on the date of termination of Mr. Harari’s employment. Additionally, in accordance with Mr. Harari’s employment agreement, upon a transaction (i) in which all of the Company’s outstanding shares are sold and/or transferred to a third-party and (ii) Mr. Harari’s termination of his employment at a time following the lapse of three months from the date of the closing of such transaction, 100% of the RSUs not yet vested will accelerate and be deemed fully vested. The RSUs will be granted under our 2013 Share Option Plan. For more information about Mr. Harari’s terms of employment please see our Proxy Statement for our 2020 AGM, filed with the SEC on Form 6-K on June 4, 2020. For more information regarding equity issued under the 2013 Share Option Plan, see “Item 6. Directors, Senior Management and Employees — B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the SEC on March 29, 2022.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the grant of equity to Mr. Harari, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution, are voted in favor of the matter or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the outstanding voting power in our Company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not such person is a “controlling shareholder” or has a personal interest in such resolution; otherwise, the shareholder is not eligible to vote on this proposal. Under the Companies Law, a “controlling shareholder” for this purpose is any shareholder who has the ability to direct RADCOM’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in RADCOM. To the knowledge of RADCOM there is no shareholder who is a controlling shareholder. A “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of our Ordinary Shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. All of our directors and officers are deemed to have a “personal interest” in this matter. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest.

The enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. The proxy card includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a “personal interest” in this matter. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact Ms. Hadar Rahav, our Chief Financial Officer, at +972-3-6455055 for guidance on how to vote your Ordinary Shares and indicate that you have a personal interest or, if you hold your Ordinary Shares in “street name,” you may also contact the representative managing your account, who would then contact us on your behalf.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the grant to Mr. Harari 60,000 RSUs, of which 50,000 RSUs will vest over four years in equal quarterly installments, commencing on February 23, 2022, and the remaining amount of 10,000 RSUs will vest over two years in equal quarterly installments, commencing on February 23, 2022, be and hereby is approved.”

The Board recommends a vote “FOR” approval of the proposed resolution.

ITEM 4 — RE-APPROVAL OF OUR PREVIOUSLY APPROVED COMPENSATION POLICY

The Companies Law provides that companies incorporated under the laws of Israel, whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as RADCOM, are required to adopt a policy governing the compensation of “Office Holders.” The Companies Law defines the term “Office Holder” of a company to include a director, the chief executive officer, the chief financial officer and any manager who is directly subordinate to the chief executive officer. Accordingly, on August 16, 2016, following the recommendation of the Compensation Committee and the approval of the Board of Directors, our shareholders approved a Compensation Policy for Executive Officers (the “Compensation Policy”). Under the Companies Law, we are required to review, update (if necessary) and approve the Compensation Policy every three years. Accordingly, an amended and restated Compensation Policy was approved at 2019 AGM, and further amendments were approved at our 2021 AGM.

When considering the proposed Compensation Policy, our Compensation Committee and Board of Directors considered numerous factors, including the advancement of the Company’s objectives, the Company’s business plan and its long-term strategy, and creation of appropriate incentives for directors and executive officers. The Compensation Committee and the Board also considered, among other things, the Company’s risk management, size and the nature of its operations, and reviewed various data and information they deemed relevant.

The Compensation Policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individuals’ excellence, align the interests of the Company’s directors and executive officers with the long-term performance of the Company and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect the Company’s short- and long-term goals, as well as the executive officer’s individual performance, while taking into account each executive’s skills, education, expertise and achievements. The Compensation Policy includes limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

In this Meeting. we propose to re-approve the Compensation Policy in the form previously approved by the shareholders at our 2019 AGM, as was amended at our 2021 AGM, in the form attached hereto as Exhibit A, such that the Compensation Policy shall be in full force and effect for an additional period of three years, effective as of the date of the Meeting, in accordance with the provisions of the Companies Law.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the re-approval of the Compensation Policy, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution, are voted in favor of the matter or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the outstanding voting power in our company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not such person is a controlling shareholder or has a personal interest in such resolution; otherwise, the shareholder is not eligible to vote on this proposal. For information regarding personal interests and definition of a “controlling shareholder” under the Companies Law and related voting procedures, please see Item 3 above under the caption “Required Approval.”

The enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. The proxy card includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a “personal interest” in this matter. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact Ms. Hadar Rahav, our Chief Financial Officer, at +972-3-6455055 for guidance on how to vote your Ordinary Shares and indicate that you have a personal interest or, if you hold your Ordinary Shares in “street name,” you may also contact the representative managing your account, who would then contact us on your behalf.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that the Company’s Compensation Policy, in the form attached as “Exhibit A” to the Proxy Statement, be, and the same hereby is approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

ITEM 5 — RE-APPOINTMENT OF OUR INDEPENDENT AUDITORS

At the Meeting, you will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as our independent registered public accounting firm until the end of next year’s annual general meeting of shareholders, as well as to approve the authorization of our Audit Committee to fix their remuneration for the fiscal year ending December 31, 2022. The re-appointment has been recommended by our Audit Committee. Such auditors have served as our auditors since the 2009 annual general meeting of shareholders and have no relationship with us or with any of our affiliates, except as auditors.

Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, is our independent registered public accounting firm. Fees for professional services in 2021 and 2020 were, respectively:

	2021	2020
Audit Fees	$257,500	$217,500
Audit Related Fees	$9,000	$3,000
Tax Fees	$12,747	$18,700
All Other Fees	$—	$—
Total	$279,247	$239,200

Audit fees included fees associated with the annual audit, the reviews of our quarterly financial statements, audit fees related to our internal control over financial reporting, statutory audits required internationally, consents and assistance with and review of documents filed with the SEC.

Audit related fees included fees associated with the annual report for the Israel Innovation Authority.

Tax fees included tax compliance, including the preparation of tax returns, tax planning and tax advice, including assistance with tax audits and appeals, advice related to acquisitions, transactions, transfer pricing and assistance with respect to requests for rulings from tax authorities.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-appointment of our independent auditors and the authorization of our Audit Committee to fix their remuneration.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, be, and hereby are, re-appointed as our independent registered public accounting firm until the next annual general meeting of shareholders and that the Audit Committee, by the authority duly delegated by the Board, be and it hereby is authorized to fix the compensation of the independent auditors in accordance with the amount and nature of their services for the fiscal year ending December 31, 2022.”

The Board recommends a vote “FOR” approval of the proposed resolution.

ITEM 6 — REVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

Our audited financial statements for the fiscal year ended December 31, 2021, are not a part of the proxy solicitation material, but were filed together with our Annual Report on Form 20-F, which was filed on March 29, 2022 with the SEC, and is available on the SEC’s website at www.sec.gov and on our website at www.radcom.com. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote by the shareholders.

ITEM 7 — OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of Annual General Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting (a “Proposing Shareholder”) must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting (a “Proposal Request”). Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Chief Financial Officer at the following address: RADCOM Ltd., 24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel, Attention: Chief Financial Officer. For a shareholder proposal to be considered for inclusion in the Meeting, our Chief Financial Officer must receive the written proposal no later than June 23, 2022 If our Board determines that a shareholder proposal is duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than June 30, 2022. In order for the Board to consider a Proposal Request and whether to include the matter stated therein in the agenda of the Meeting, notice of the Proposal Request must be timely delivered under any applicable law and stock exchange rules and regulations and the Proposal Request must comply with any applicable law and stock exchange rules and regulations. The Proposal Request must be made in English and in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Chief Financial Officer. The announcement of an adjournment or postponement of the Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. The Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Ordinary Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Ordinary Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of the Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the Meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company.

The Board, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of the Meeting, as the Board may reasonably require. A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (i) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (ii) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (iii) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (iv) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

The information required pursuant to the above shall be updated as of (i) the Record Date of the Meeting, (ii) five business days before the Meeting, and (iii) as of the Meeting, and any adjournment or postponement thereof.

By Order of the Board of Directors,
/s/ Rachel (Heli) Bennun
Executive Chairman of the Board of Directors

Dated: June 16, 2022

EXHIBIT A

RADCOM LTD.

AMENDED AND RESTATED DIRECTORS AND EXECUTIVE OFFICERS COMPENSATION POLICY

July 11, 2019 (as amended on July 8, 2021) and as reapproved on July 8, 2022

A.     Overview and Objectives

1.      Introduction

The purpose of this document is to describe the overall compensation strategy of RADCOM Ltd. (“RADCOM” or the “Company”) for its Executive Officers and Directors, and to provide guidelines for setting compensation of its Executive Officers and Directors (this “Compensation Policy” or “Policy”), in accordance with the requirements of the Companies Law, 1999 (the “Companies Law”).

Compensation is a key component of RADCOM’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals who will enhance RADCOM’s value and otherwise assist RADCOM to reach its business and financial long term goals. Accordingly, the structure of this Policy is established to tie the compensation for each Executive Officer to RADCOM’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in the Companies Law, excluding, unless otherwise expressly indicated herein, RADCOM’s Directors.

Under no event shall the Company be deemed by this Policy, as being obligated to provide and/or grant any compensation component mentioned hereunder, to any of its Executive Officers and/or Directors; this Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is approved by the shareholders of RADCOM.

The Compensation Committee and the Board of Directors of RADCOM shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.      Objectives

RADCOM’s objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly skilled and experienced personnel who will provide leadership for RADCOM’s success and enhance shareholder value, while supporting a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term, and recognizes RADCOM’s values. To that end, this Policy is designed, among others:

2.1.   To closely align the interests of the Directors and Executive Officers with those of Company’s stockholders in order to enhance stockholder value;

2.2.   To provide the Executive Officers with a structured and balanced compensation package, including competitive salaries and benefits, performance-motivating cash and equity incentive programs; and

2.3.   To provide appropriate awards for superior individual and corporate performance.

3.      Compensation structure and instruments

3.1.   Compensation instruments under this Compensation Policy may include the following:

3.1.1. Base salary;

3.1.2. Benefits and perquisites;

3.1.3. Cash bonuses;

3.1.4. Equity based compensation; and

3.1.5. Retirement and termination of service arrangements.

3.2.   A change in the compensation package of an Executive Officer which reports directly and/or indirectly to the CEO, which results in an increase of such Executive Officer’s total compensation by no more than an amount equal to two (2) monthly salaries, may be approved solely by the CEO, provided all elements of compensation of such Executive Officer will continue to meet the requirements of the Compensation Policy.

3.3.   A change in the compensation package of the CEO, which results in an increase of the CEO’s total compensation by no more than ten percent (10%) per annum, may be approved by the Compensation Committee and the Board of Directors, provided all elements of compensation of the CEO will continue to meet the requirements of the Compensation Policy.

4.      Overall compensation — Ratio between fixed and variable compensation

4.1.   This Policy aims to balance the mix of Fixed Compensation (base salary, benefits and perquisites) and Variable Compensation (cash bonuses and equity based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Company’s goals while considering Company’s management of business risks;

4.2.   In light of the foregoing, the table below reflects the ratio between Fixed and Variable Compensation permitted under this Policy (per annum basis):

	Range for % of fixed compensation out of the total compensation	Range for % of variable compensation out of the total compensation(*)
CEO	20% – 100%	0% – 80%
Non Sales Executives	25% – 100%	0% – 75%
Sales Executives	15% – 100%	0% – 85%

____________

(*)      Variable compensation includes annual bonuses and equity compensation. The variable component in regard of the equity compensation reflects the value at the date of grant.

5.      Inter-Company Compensation Ratio

5.1.   In the process of composing this Policy, RADCOM has examined the ratio between overall compensation of the Executive Officers and the average and median salary of the other employees of RADCOM (including employee-contractors and agency contractors, if any) (the “Ratio”).

5.2.   The possible ramifications of the Ratio on the work environment in RADCOM were examined in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in RADCOM.

5.3.   The following is the current compensation Ratio: overall compensation of each executive, including the CEO, is not more than ten (10) times the average (and median) of the overall compensation of the other headquarter employees.

B.     Base Salary, Benefits and Perquisites

6.      Base Salary

6.1.   The base salary varies between Executive Officers, and is individually determined according to the past performance, educational background, prior business experience, qualifications, role and the business responsibilities of the Executive Officer.

6.2.   Since a competitive base salary is essential to Company’s ability to attract and retain highly skilled professionals, RADCOM will seek to establish a base salary that is competitive with the base salaries paid to Executive Officers of a peer group of companies, while considering, among others, RADCOM’s size and field of operation. To that end, RADCOM shall utilize as a reference comparative market data and practices.

7.      Benefits and Perquisites

7.1.   The following benefits and perquisites may be granted to the Executive Officers, provided that to the extent requirements under applicable laws impose a greater benefit than set forth below, the legal requirement shall apply:

7.1.1.Vacation of up to twenty-eight (28) days per annum;

7.1.2.Sick days of up to thirty (30) days per annum;

7.1.3.Convalescence pay according to applicable law;

7.1.4.Monthly remuneration for a study fund, as allowed by applicable law and with reference to the practice in peer group companies;

7.1.5.Company shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to the practice in peer group companies;

7.1.6.Company may contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to the practice in peer group companies; and

7.1.7.Company may sponsor Private Health Insurance for the Executive Officer, in accordance with the Company’s policy and agreement with the insurance company.

7.2.   Company may offer additional benefits and perquisites to the Executive Officers, which will be comparable to customary market practices, such as: company cellular phone benefits; company car benefits; refund of business travel including per diem when traveling and other business related expenses, insurances, etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with Company’s policies and procedures.

C.     Cash Bonuses

8.      The Objective

8.1.   Compensation in the form of cash bonus(es) is an important element in aligning Executive Officers’ compensation with Company’s objectives and business goals in the long-term, such that both individual performance and overall company success are rewarded.

8.2.   Company’s policy is to allow annual cash bonuses, which may be awarded to the Executive Officers upon the attainment of pre-set periodical objectives and personal targets, pursuant to distinguishable terms for three Executive Officers’ populations, as reflected in Section 9 below.

8.3.   The performance targets payable to each Executive Officer (other than the CEO) shall be presented and recommended by Company’s Chief Executive Officer and reviewed and approved by the Compensation Committee and the Board of Directors.

Examples of performance targets that may be considered include:

•        financial results;

•        sales and booking results;

•        efficiency metrics;

•        internal and external customer satisfaction;

•        enterprise value;

•        execution of specific projects; and

•        attainment of milestones.

9.      Annual Bonus

CEO

9.1.   The CEO shall be eligible to receive, at the discretion of the Compensation Committee and the Board of Directors, an annual bonus (the “Annual Bonus”) not to exceed one hundred percent (100%) of the CEO’s annual base salary (the “Maximum Annual Bonus”) which shall be based on two components as follows:

9.1.1.A “Measurable” component, including all over-achievement, of up to one hundred percent (100%) of the annual base salary. This component, will be based on the measurable results of the Company, as compared to RADCOM’s budget and work plan for the relevant year. Such measurable criteria will be determined at the commencement of each fiscal year (or start of employment, as applicable), and may include (but is not limited to) any one or more of the following criteria: profit, revenue, booking, cost reduction, other performance objectives, etc.

9.1.2.A “Discretionary” component of up to the lesser of (i) fifty percent (50%) of the CEO’s annual base salary, or (ii) the difference between the Maximum Annual Bonus and the measurable bonus earned pursuant to Section 9.1.1 above. This component will take into account tangible and intangible performance factors where it is the Compensation Committee’s and Board of Directors’ determination that the measurable portion of the CEO’s annual bonus does not sufficiently reflect the CEO’s relative contribution to the Company.

9.2.   The CEO shall be eligible to receive, at the discretion of the Compensation Committee and the Board of Directors, one or more bonuses following the occurrence of certain extraordinary events (the “Extraordinary Events Bonuses”) not to exceed in the aggregate, and subject to the limitation set forth in Section 9.3, seventy-five percent (75%) of the CEO’s annual base salary. Such bonuses may be awarded following the occurrence of transactions or extraordinary events such as fund raising, mergers and acquisitions, or a change in control. For purposes hereof, a “change in control transaction” shall mean any transaction or series of transactions following which any one entity or person holds or controls, directly or indirectly, more than fifty percent (50%) of the Company’s outstanding shares.

The Extraordinary Events Bonuses under this Section 9.2 may be payable in immediately vesting equity based on the value at the date of bonus determination. Such equity shall not be deemed part of the equity based compensation as set forth in Section D below for purposes of the limitation set forth in Section 12.3.

9.3.   The overall aggregate bonus of the CEO, as a sum of the Annual Bonus and the Extraordinary Events Bonuses shall not exceed one hundred and fifty percent (150%) of the CEO’s annual base salary in any given year.

Executive Officers other than the CEO

9.4.   For Executive Officers, except the CEO, the Compensation Committee and the Board of Directors will have full discretion to determine the annual bonus calculation and increase the final bonus payout based, among other things, additional considerations relevant to the performance and objectives of the Company and the relevant Executive Officer including non-measurable criteria.

9.5.   The annual bonus of the Executive Officers, will not exceed the following amounts:

For Non-Sales Executive Officers, the amount of seventy five percent (75%) of their base annual salary;

For Sales Executives Officers, the amount of one hundred and fifty percent (150%) of their base annual salary.

10.    Compensation Recovery (“Clawback”)

10.1. In the event of an accounting restatement, RADCOM shall be entitled to recover from Executive Officers bonus compensation in the amount of the excess over what would have been paid under the accounting restatement, with a two-year look-back. The compensation recovery will not apply to former Executive Officers of RADCOM.

10.2. Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards.

10.3. Nothing in this Section 10.3 derogates from any other “clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

D.     Equity Based Compensation

11.    The Objective

11.1. The equity based compensation for RADCOM’s Directors and Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual bonus, with its main objectives being to enhance the alignment between the Directors’ and Executive Officers’ interests with the long term interests of RADCOM and its shareholders, and to strengthen the retention and the motivation of Directors and Executive Officers in the long term. In addition, since equity based awards are to be usually structured to vest over a long term, their incentive value to recipients is aligned with longer-term strategic plans.

11.2. The equity based compensation offered by RADCOM is intended to be in a form of stock options and/or other equity forms, such as RSUs, in accordance with the Company’s equity compensation policies and programs in place from time to time.

12.    General guidelines for the grant of awards

12.1. The equity based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

12.2. Vesting and other terms for equity based compensation shall be subject to the terms of the Company’s then-applicable option plan and as permitted in such plan.

12.3. The fair market value of the equity based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant. Such fair market value, as examined at the time of grant as aforesaid, shall not exceed the amount of two (2) annual salaries per year of vesting on a linear basis.

13.    Acceleration and exercise of awards

13.1. The Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable.

13.2. The Board may, following approval by the Compensation Committee, make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control.

E.     Retirement and Termination of Service Arrangements

14.    Advance notice

RADCOM may provide an Executive Officer a prior notice of termination of up to six (6) months, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his options. During the advance notice period the Executive Officer may be required to continue providing services to RADCOM.

15.    Transition period

RADCOM may provide an additional transition period during which the Executive Officer will be entitled to up to an additional 3 months of continued base salary, benefits and perquisites beyond the Advance Notice period described above. Additionally, the Board may, following approval by the Compensation Committee, approve to continue the vesting and/or the exercise eligibility of such Executive Officer’s options during such transition period. The transition period shall be conditioned on terms of service of at least two (2) years, on the employment relationship not being terminated with the Executive Officer for cause, and will be determined based on some or all of the following considerations: the period of service or employment of the Executive Officer (subject to as mentioned above, terms of service not being less than two (2) years), service or employment terms during the Executive Officer’s service or employment period, RADCOM’s performance during such period, Executive Officer’s contribution to the achievement of RADCOM’s objectives and performance and the particular circumstances of termination of employment or service.

16.    Additional Retirement and Termination Benefits

RADCOM may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices and which in such event, shall not exceed in value the equivalent of six (6) monthly base salaries of the Executive Officer.

F.      Exculpation, Indemnification and Insurance

17.    Exculpation

Except as may be otherwise approved from time to time by the shareholders, RADCOM shall not exempt its Directors and Executive Officers from the duty of care.

18.    Indemnification

RADCOM may indemnify its Directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Executive Officer, as provided in the Indemnity Agreement between such individuals and RADCOM, all subject to applicable law.

19.    Insurance

19.1. RADCOM will provide “Directors and Officers Insurance” (the “Insurance Policy”) for its Directors and Executive Officers, provided that such engagement in an Insurance Policy is not expected to have a material effect on the Company’s profitability, assets or liabilities.

19.2. The maximum aggregate coverage for the Insurance Policy will be up to Forty Million U.S. dollars (US $40,000,000), as may be increased or decreased from time to time by the shareholders.

19.3. The maximum aggregate annual premium and deductibles will be in market terms at the time the Insurance Policy is purchased and will not impact the Company.

19.4. The Company may also purchase Insurance Policy with respect to specific events, such as public offerings, or with respect to periods of time following which the then existing insurance coverage ceases to apply, such as “run-off” coverage in connection with a change in control; provided that the premium and deductibles therefor will be in market terms at the time the Insurance Policy is purchased and will not impact the Company.

G.     Board of Directors Compensation

20.    The members of Company’s board may (and, in the case of external directors, shall) be entitled to remuneration and refund of expenses according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

21.    In addition, the members of Company’s Board may be granted equity based compensation which shall vest annually, quarterly or monthly, over a period of between 1 to 4 years, and having a fair market value (determined according to acceptable valuation practices at the time of grant) not to exceed, with respect to each director, US$ 200,000 and US$ 500,000 with respect to the Company’s chairman per year of vesting, on a linear basis, subject to applicable law and regulations.22. The Chairperson of our Board of Directors shall be entitled to receive a fixed monthly salary from the Company, for as long as such individual is acting as an active Chairperson, and the provisions of the Compensation Policy shall apply to such remuneration accordingly.

22.    For so long as the Active Chairperson receives the monthly salary, he or she will not be entitled to receive the cash remuneration received by the other members of the Board.

23.    In addition to the monthly salary, the Active Chairperson shall be entitled to an annual bonus with regard to special activities, such as mergers and acquisitions, fund raising and cost reduction targets. Such bonus will be determined by the Compensation Committee and the Board of Directors and will be based on criteria defined in advance and in connection with Company’s goals and targets, and non-measurable criteria. The actual total annual bonus shall not exceed the sum of one hundred and fifty percent (150%) of the Active Chairperson’s annual salary.